Exhibit 99.6

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Hut 8 Mining Corp. on Form 40-F for the year ended December 31, 2022, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Jaime Leverton, Chief Executive Officer of Hut 8 Mining Corp., certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Hut 8 Mining Corp.

Dated: March 9, 2023

	By:	/s/ Jaime Leverton
Chief Executive Officer
Hut 8 Mining Corp.